EXHIBIT 21.1

SUBSIDIARIES OF COMPANY

Company
Kabushiki Kaisha Photon Dynamics	Japan	100%
Photon Dynamics Korea Inc.	Korea	100%
CR Technology, Inc.	United States	100%
Image Processing Systems Inc.	Canada	100%
Intelligent Reasoning Systems, Inc.	United States	100%
Akcron Corporation, Ltd.	Korea	100%
Photon Dynamics International Trading (Shanghai) Co., Ltd.	China	100%

The subsidiaries listed are all included in the consolidated financial statements of the Company.